Exhibit 12.2

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010		2009	2008
Earnings:
Income from continuing operations before income tax expense	$39,614	$104,292	$76,437	$27,389		$64,621	$44,932
Equity in earnings and gains on equity transactions of investees	(4,262)	(18,666)	(22,554)	(43,272)		(6,546)	—
Fixed charges before preferred distributions	52,344	204,244	195,024	183,433		173,458	180,553
Distributions from investees	4,279	16,816	16,617	16,119		4,975	—
Adjusted Earnings	$91,975	$306,686	$265,524	$183,669		$236,508	$225,485

Fixed Charges and Preferred Distributions:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$52,344	$204,244	$195,024	$183,433		$173,458	$180,553
Preferred distributions	11,151	51,552	46,985	47,733		50,668	50,668
Combined Fixed Charges and Preferred Distributions	$63,495	$255,796	$242,009	$231,166		$224,126	$231,221

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.4x	1.2x	1.1x	0.8x	(1)	1.1x	1.0x	(2)

(1)             The deficiency for this period was $47,497 and reflects a loss on asset impairment of $29,949 and acquisition related costs of $21,553.

(2)             The deficiency for this period was $5,736.